December 13, 2019

George A. Mangiaracina
Chief Executive Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612

       Re: Impac Mortgage Holdings, Inc.
           Registration Statement on Form S-3
           Filed December 6, 2019
           File No. 333-235405

Dear Mr. Mangiaracina:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Craig Miller